COMPLETE SOLARIA, INC.

45700 Northport Loop East

Fremont, CA 94538

January 8, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Complete Solaria, Inc.
Registration Statement on Form S-3
Filed on December 30, 2024
File No. 333-284074

Dear Mr. Dias:

On January 7, 2025, Complete Solaria, Inc. requested acceleration of the effective date of the above-referenced Registration Statement so that it would be effective on January 9, 2025 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable. We hereby withdraw our request until further notice.

Very truly yours,

COMPLETE SOLARIA, INC.

By:	/s/ Daniel Foley
Name:	Daniel Foley
Title:	Chief Financial Officer

Cc:	Michael Penney
Arnold & Porter Kaye Scholer LLP